Contact

www.linkedin.com/in/lee-ann-fullard-613246108 (LinkedIn)

Top Skills

Project Management
CEOs
Digital Marketing

Lee-Ann Fullard

Chief Operating Officer at The Ashley Black Experience
New York, New York, United States

Summary

About Me

Welcome to my LinkedIn profile! I am the CEO of Ashley Black, a company I've been a part of for 5 years. As a passionate advocate for health and wellness, I take pride in leading an extraordinary team dedicated to transforming lives through cutting-edge solutions.

Career Journey

I am a dynamic professional with a multifaceted background that spans management, project coordination, and digital marketing. My bio can be found https://leeannfullard.mystrikingly.com

I joined Ashley Black and have had the privilege of witnessing the company's evolution into a global force in the health and wellness industry. My journey with Ashley Black has been incredibly fulfilling, and it has provided me with invaluable experiences that have shaped my leadership approach. My strong organizational skills and strategic mindset have been pivotal in streamlining processes and boosting productivity within the company. Dedication and leadership have played a crucial role in driving the organization forward.

Pioneering Innovations

Under my guidance, Ashley Black has remained at the forefront of innovation, constantly pushing boundaries to deliver revolutionary products and services. Together with our exceptional team, we have developed groundbreaking solutions that have positively impacted the lives of countless individuals worldwide.

Empowering Others

As a firm believer in the power of knowledge sharing, I am committed to empowering others within the industry. Through speaking

engagements and workshops, I actively promote holistic well-being and encourage individuals to embrace a healthier lifestyle.

Leadership Philosophy

My leadership philosophy is built on fostering a collaborative and inclusive environment that nurtures creativity and promotes personal growth. At Ashley Black, we strive to be a force of positive change in people's lives and the communities we serve.

Join the Journey

Connect with me to stay updated on the latest trends in health and wellness, our exciting projects at Ashley Black, and opportunities to collaborate. Let's work together towards creating a healthier and happier world!

Experience

The Ashley Black Experience
Chief Operating Officer
June 2018 - Present (5 years 10 months)
Texas, United States

Self Employed
Creative Virtual Project Manager & Digital Marketer
2005 - March 2018 (13 years)
New York

Education

Graduate School of Business - University of Cape Town
Bachelor's degree, Business, Management, Marketing, and Related Support Services · (February 1996 - December 1999)